Exhibit 99.3

PRO FORMA VALUATION

MUTUAL HOLDING COMPANY

STOCK OFFERING

GEORGETOWN BANCORP, INC.

Georgetown, Massachusetts

Dated As Of:

September 3, 2004

Prepared By:

RP Financial, LC.

1700 North Moore Street

Suite 2210

Arlington, Virginia 22209

RP® FINANCIAL, LC.

Financial Services Industry Consultants

September 3, 2004

Board of Directors

Georgetown Bancorp, MHC

Georgetown Bancorp, Inc.

Georgetown Savings Bank

2 East Main Street

Georgetown, Massachusetts 01833

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal (“Appraisal”) of the estimated pro forma market value of the common stock which is to be offered in connection with the plan of stock issuance described below.

This Appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision (“OTS”). Specifically, this Appraisal has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” as set forth by the OTS, and applicable regulatory interpretations thereof.

Description of Reorganization and Plan of Stock Issuance

The Board of Directors of Georgetown Savings Bank (“Georgetown” or the “Bank”) has adopted a plan of reorganization pursuant to which Georgetown will convert and reorganize into a mutual holding company structure. As part of the reorganization, Georgetown will become a wholly-owned subsidiary of Georgetown Bancorp, Inc. (the “Holding Company”), a federal corporation, and the Holding Company will issue a majority of its common stock to Georgetown Bancorp, MHC (the “MHC”) a federally-chartered mutual holding company, and sell a minority of its common stock to the public. It is anticipated that the public shares will be offered in a Subscription offering to the Bank’s Eligible Account Holders, Tax-Qualified Employee Plans, including the employee stock ownership plan (the “ESOP”), Supplemental Eligible Account Holders, Other Depositors and Directors, Officers and Employees. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the Subscription offering, the shares may be offered for sale in a Community Offering. The total shares offered for sale to the public will constitute a minority of the Holding Company’s stock (49.9% or less).

Washington Headquarters
Rosslyn Center	Telephone: (703) 528-1700
1700 North Moore Street, Suite 2210	Fax No.: (703) 528-1788
Arlington, VA 22209	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

Board of Directors

September 3, 2004

After completion of the public stock offering, the Holding Company is expected to retain an estimated 15% of the net stock proceeds. The MHC will own a controlling interest in the Holding Company of at least 51%, and the Holding Company will be the sole subsidiary of the MHC. The Holding Company will own 100% of the Bank’s outstanding stock. The Holding Company’s initial activity will be ownership of its subsidiary, Georgetown, investment of the net cash proceeds retained at the holding company level and extending a loan to the employee stock ownership plan (“ESOP”).

RP® Financial, LC.

RP® Financial, LC. (“RP Financial”) is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Bank, the Holding Company and the MHC and the other parties engaged by the Bank to assist in the stock issuance process.

Valuation Methodology

In preparing our appraisal, we have reviewed the Bank’s, the Holding Company’s and MHC’s regulatory applications, including the prospectus as filed with the OTS and the Securities and Exchange Commission (“SEC”). We have conducted a financial analysis of the Holding Company and the Bank that has included a review of its audited financial information for the fiscal years ended June 30, 2000 through June 30, 2004, various unaudited information and internal financial reports through June 30, 2004 and due diligence related discussions with the Holding Company’s management; Wolf & Company, PC, the Holding Company’s independent auditor; Luse Gorman Pomerenk & Schick, the Holding Company’s counsel in connection with the plan of stock issuance; and Keefe Bruyette & Woods, the Holding Company’s financial and marketing advisor in connection with the stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which the Holding Company operates and have assessed the Holding Company’s relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on the Holding Company and the industry as a whole. We have analyzed the potential effects of the minority stock offering on the Holding Company’s operating characteristics and financial performance as they relate to the pro forma market value. We have reviewed the economy in the Holding Company’s primary market area and have compared the Holding Company’s financial performance and condition with publicly-traded thrifts in mutual

Board of Directors

September 3, 2004

holding company form, as well as all publicly-traded thrifts. We have reviewed market conditions for stocks in general and market conditions for thrift stocks in particular, including the market for existing thrift issues and the market for initial public offerings by thrifts. We have considered the market for the stocks of all publicly-traded mutual holding companies. We have also considered the expected market for the Holding Company’s public shares. We have excluded from such analyses thrifts subject to announced or rumored acquisition, mutual holding company institutions that have announced their intent to pursue second step conversions, and/or those institutions that exhibit other unusual characteristics.

Our Appraisal is based on the Holding Company’s representation that the information contained in the regulatory applications and additional information furnished to us by the Holding Company, its independent auditors, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Holding Company, its independent auditors, legal counsel and other authorized agents nor did we independently value the assets or liabilities of the Holding Company. The valuation considers the Holding Company only as a going concern and should not be considered as an indication of the Holding Company’s liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for the Bank, the MHC and the Holding Company and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Holding Company’s value alone. It is our understanding that there are no current plans for pursuing a second step conversion or for selling control of the Holding Company or the Bank following the offering. To the extent that such factors can be foreseen, they have been factored into our analysis.

Pro forma market value is defined as the price at which the Holding Company’s stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of September 3, 2004, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, both shares issued publicly as well as to the MHC, equaled $18,000,000 at the midpoint, equal to 1,800,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $15.3 million and a maximum value of $20.7 million. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 1,530,000 at the minimum and 2,070,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased

Board of Directors

September 3, 2004

up to a supermaximum value of approximately $23.8 million without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 2,380,500. The Board of Directors has established a public offering range such that the public ownership of the Holding Company will constitute a 45% ownership interest. Accordingly, the offering to the public of the minority stock will equal $6.9 million at the minimum, $8.1 million at the midpoint, $9.3 million at the maximum and $10.7 million at the supermaximum of the valuation range.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

RP Financial’s valuation was determined based on the financial condition and operations of Georgetown as of June 30, 2004, the date of the financial data included in the regulatory applications and prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Holding Company’s financial performance and condition, management policies, and current conditions in the equity markets for thrift stocks. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the

Board of Directors

September 3, 2004

valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Respectfully submitted, RP® FINANCIAL, LC.

Ronald S. Riggins President

James J. Oren Senior Vice President

RP® Financial, LC.

TABLE OF CONTENTS

GEORGETOWN BANCORP, INC.

Georgetown, Massachusetts

DESCRIPTION	PAGE NUMBER

CHAPTER ONE OVERVIEW AND FINANCIAL ANALYSIS

Introduction	1.1
Reorganization and Plan of Stock Issuance	1.1
Strategic Overview	1.2
Balance Sheet Trends	1.4
Income and Expense Trends	1.6
Interest Rate Risk Management	1.8
Lending Activities and Strategy	1.9
Asset Quality	1.12
Funding Composition and Strategy	1.13
Subsidiaries and Other Activities	1.14
Legal Proceedings	1.14

CHAPTER TWO MARKET AREA
Introduction	2.1
National Economic Factors	2.2
Economic and Interest Rate Environment	2.3
Market Area Demographics	2.4
Local Economy	2.5
Competition	2.6
Summary	2.7

CHAPTER THREE PEER GROUP ANALYSIS
Peer Group Selection	3.1
Basis of Comparison	3.2
Georgetown’s Peer Group	3.3
Financial Condition	3.5
Income and Expense Components	3.6
Loan Composition	3.8
Credit Risk	3.9
Interest Rate Risk	3.9
Summary	3.10

RP® Financial, LC.

TABLE OF CONTENTS

GEORGETOWN BANCORP, INC.

Georgetown, Massachusetts

(continued)

DESCRIPTION	PAGE NUMBER

CHAPTER FOUR VALUATION ANALYSIS

Introduction	4.1
Appraisal Guidelines	4.1
RP Financial Approach to the Valuation	4.2
Valuation Analysis	4.3
1. Financial Condition	4.3
2. Profitability, Growth and Viability of Earnings	4.4
3. Asset Growth	4.5
4. Primary Market Area	4.6
5. Dividends	4.7
6. Liquidity of the Shares	4.8
7. Marketing of the Issue	4.9
A. The Public Market	4.9
B. The New Issue Market	4.14
C. The Acquisition Market	4.15
8. Management	4.15
9. Effect of Government Regulation and Regulatory Reform	4.16
Summary of Adjustments	4.17
Basis of Valuation – Fully-Converted Pricing Ratios	4.17
Valuation Approaches: Fully-Converted Basis	4.18
1. Price-to-Earnings (“P/E”)	4.20
2. Price-to-Book (“P/B”)	4.21
3. Price-to-Assets (“P/A”)	4.21
Comparison to Recent Offerings	4.22
Valuation Conclusion	4.22

RP® Financial, LC.

LIST OF TABLES

GEORGETOWN BANCORP, INC.

Georgetown, Massachusetts

TABLE NUMBER	DESCRIPTION	PAGE

1.1	Historical Balance Sheets	1.5
1.2	Historical Income Statements	1.8

2.1	Summary Demographic/Economic Information	2.5
2.2	Primary Market Area Employment Sectors	2.6
2.3	Market Area Unemployment Trends	2.7
2.4	Deposit Summary	2.9

3.1	Peer Group of Publicly-Traded Thrifts	3.5
3.2	Balance Sheet Composition and Growth Rates	3.7
3.3	Income as a Percent of Average Assets and Yields, Costs, Spreads	3.9
3.4	Loan Portfolio Composition and Related Information	3.12
3.5	Credit Risk Measures and Related Information	3.14
3.6	Interest Rate Risk Measures and Net Interest Income Volatility	3.15

4.1	Market Area Unemployment Rates	4.7
4.2	Recent Conversion Pricing Characteristics	4.15
4.3	Market Pricing Comparatives	4.17
4.4	Valuation Adjustments	4.19
4.5	Calculation of Implied Per Share Data	4.21
4.6	Derivation of Core Earnings	4.23
4.7	MHC Institutions – Implied Pricing Ratios, Full Conversion Basis	4.25
4.8	Pricing Table: MHC Public Market Pricing	4.28

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I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Georgetown serves northeastern Massachusetts and, to a lesser extent, southeastern New Hampshire through its main office in Georgetown and a branch office in Rowley, Massachusetts, both of which are located in Essex County. A map of the Bank’s branch offices is provided in Exhibit I-1. The Bank is a member of the Federal Home Loan Bank (“FHLB”) system, and its deposits are insured up to the regulatory maximums by the Federal Deposit Insurance Corporation (“FDIC”). At June 30, 2004, Georgetown had $124.9 million in assets, $87.9 million in deposits and retained earnings of $8.1 million, equal to 6.46% of total assets. All of the Bank’s equity consisted of tangible equity. Georgetown’s audited financial statements are included by reference as Exhibit I-2.

Reorganization and Plan of Stock Issuance

The Board of Directors of Georgetown Savings Bank (“Georgetown” or the “Bank”) has adopted a plan of reorganization pursuant to which Georgetown will convert and reorganize into a mutual holding company structure. As part of the reorganization, Georgetown will become a wholly-owned subsidiary of Georgetown Bancorp, Inc. (the “Holding Company”), a federal corporation, and the Holding Company will issue a majority of its common stock to Georgetown Bancorp, MHC (the “MHC”) a federally-chartered mutual holding company, and sell a minority of its common stock to the public. It is anticipated that the public shares will be offered in a Subscription offering to the Bank’s Eligible Account Holders, Tax-Qualified Employee Plans, including the employee stock ownership plan (the “ESOP”), Supplemental Eligible Account Holders, Other Depositors and Directors, Officers and Employees. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the Subscription offering, the shares may be offered for sale in a Community Offering. The total shares offered for sale to the public will constitute a minority of the Holding Company’s stock (49.9% or less).

After completion of the public stock offering, the Holding Company is expected to retain an estimated 15% of the net stock proceeds. The MHC will own a controlling interest in the

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Holding Company of at least 51%, and the Holding Company will be the sole subsidiary of the MHC. The Holding Company will own 100% of the Bank’s outstanding stock. The Holding Company’s initial activity will be ownership of its subsidiary, Georgetown, investment of the net cash proceeds retained at the holding company level and extending a loan to the employee stock ownership plan (“ESOP”).

Strategic Overview

Georgetown maintains a local community banking emphasis, with a primary strategic objective of meeting the borrowing and savings needs of its local customer base. Historically, Georgetown’s operating strategy has been fairly reflective of a traditional thrift operating strategy, in which 1-4 family residential mortgage loans have been the primary type of loan originations and assets have been primarily funded with retail deposits. In recent years, the Bank has followed a strategy of diversifying the loan portfolio into other loan types, such as commercial real estate, construction, commercial business and home equity loans. Pursuant to the Bank’s business plan, Georgetown will continue to emphasize 1-4 family lending, but will also pursue greater diversification into these other types of lending. Georgetown has increasingly utilized borrowed funds for operations in order to more fully leverage the equity base and enhance net income. This growth strategy has resulted in the current leveraged balance sheet position. Overall, it is the Bank’s objective to continue to grow the Bank’s asset base, with investment of available funds continuing to be concentrated in loans, which will facilitate a higher yielding interest-earning asset composition.

Georgetown’s earnings base is largely dependent upon net interest income and operating expense levels, as income derived through non-interest sources is a modest contributor to the Bank’s earnings. Historically, Georgetown’s operating strategy has provided for a relatively strong interest rate spread, which can be largely attributed to an interest-earning asset composition that is concentrated in loans receivable. In the most recent fiscal year, the Bank’s operating expenses have increased due to the completion of a new main office building, which increased the Bank’s investment in fixed assets by approximately $3.3 million, and therefore increased depreciation and amortization expense, while at the same time reduced the balance of investable funds, which decreased interest income. On the liability side of the balance sheet,

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Georgetown has developed a sizeable balance of lower costing transaction and savings accounts (over 60% of deposits), which have lowered overall interest expense ratios. However, these account types are also more costly to service than certificates of deposit (“CDs”), which have placed upward pressure on operating expenses. Increasing use of borrowings has also placed upward pressure on funding costs.

Over the past five fiscal years, Georgetown has achieved steady and noticeable asset growth, which has been assisted by the opening of the Rowley branch office in 1999. Total asset growth amounted to 60.7% since the end of fiscal 2000. The Bank’s current business plan is to continue a growth strategy that will emphasize growth of the loan portfolio such that the concentration of interest-earning assets comprised of loans will remain in the range of 75% to 80%. Growth of the loan portfolio will emphasize increased diversification, particularly commercial real estate, commercial business and home equity loans.

A key component of the Bank’s business plan is to increase capital through the minority stock offering. The capital realized from the minority stock offering will increase the operating flexibility and overall financial strength of Georgetown. Georgetown’s higher equity-to-assets ratio will better position the Bank to take advantage of additional expansion opportunities as they arise. Such expansion is expected to occur through establishing additional branches in markets currently served by the branch network or in surrounding contiguous markets. In addition, the increase in capital realized from the stock offering will provide a larger capital cushion for growth through other potential acquisitions of branch offices or other local thrifts, commercial banks or other financial service providers as opportunities arise. The projected use of stock proceeds is highlighted below.

•	Holding Company. The Holding Company is expected to retain an estimated 15% of the net offering proceeds. At present, funds at the Holding Company level, net of the loan to the ESOP, are expected to be primarily invested initially into short-term investment grade securities. Over time, the funds may be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of regular and/or special cash dividends.

•

Georgetown. Approximately 85% of the net conversion proceeds will be infused into the Bank. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank will become part of

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general operating funds, and are expected to be primarily utilized to fund growth of loans.

Overall, it is the Bank’s objective to pursue growth that will serve to increase returns, while, at the same time, growth will not be pursued that could potentially compromise the overall risk associated with Georgetown’s operations. The Bank has acknowledged that it intends to operate with excess capital in the near term, operating with a below market return on equity (“ROE”), until such time as the new capital can be leveraged in a safe and sound manner over an extended period of time.

Balance Sheet Trends

Table 1.1 shows the Bank’s historical balance sheet data for the past five fiscal years. From June 30, 2000 through June 30, 2004, Georgetown’s assets increased at a 12.6% annual rate. Asset growth was mostly realized through growth of loans receivable, as the investment portfolio remained relatively stable, and the cash and equivalents portfolio increased only slightly in absolute terms. Asset growth has been funded with deposits, borrowed funds and equity. A summary of Georgetown’s key operating ratios for the past five fiscal years is presented in Exhibit I-3.

Georgetown’s loans receivable increased at a 14.1% annual rate from fiscal year end 2000 through fiscal year end 2004. The loan portfolio has grown in balance in each fiscal year since year end 2000, reflecting continued efforts to build the portfolio. Accordingly, loans to total assets increased over the period to nearly 79% of assets at June 30, 2004. Georgetown’s historical emphasis on 1-4 family lending is reflected in its loan portfolio composition, as 80.6% of total loans receivable consisted of 1-4 family permanent mortgage loans at June 30, 2004. Trends in the Bank’s loan portfolio composition over the past two fiscal years show that the concentration of 1-4 family permanent mortgage loans comprising total loans has remained stable. Over the past two fiscal years, lending diversification by the Bank has consisted primarily of commercial real estate/multi-family loans, which comprised 8.2% of total loans at fiscal year end 2004. Consumer loans, which consist substantially of second mortgages and home equity loans, represent the second largest area of lending diversification for the Bank with such loans comprising 6.0% of the loan portfolio at fiscal year end 2004. The balance of the loan

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portfolio consists of commercial business loans and construction loans, which equaled 1.1% and 4.1% of total loans outstanding, respectively, at fiscal year end 2004.

The intent of the Bank’s investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting Georgetown’s overall credit and interest rate risk objectives. Georgetown’s investment portfolio has ranged from a low of $11.8 million at June 30, 2003 to a high of $16.8 million as of June 30, 2001. As of June 30, 2004, investment securities totaled $15.5 million, or 12.4% of assets. Mortgage-backed securities (“MBS”) represented the Bank’s largest investment concentration, totaling $10.0 million, or 65% of the investment portfolio. The balance of MBS increased in the most recent fiscal year facilitated by redeployment of available cash and from new funds generated from deposits and additional borrowed funds. The portfolio of mortgage-backed securities consists substantially of fixed rate securities guaranteed by Fannie Mae or Freddie Mac. A total of $7.3 million of MBS were classified as available-for-sale (“AFS”) at June 30, 2004, with the remaining $2.7 million classified as held-to-maturity (“HTM”) with an unrealized pre-tax gain of $44,000.

The remainder of the investment securities portfolio consists of $3.8 million of U.S. Government and agency securities, $0.2 million of corporate debt instruments, $1.6 million of FHLB stock, and $0.2 million of investment in the Bank Investment Fund. Approximately $3.0 million of the U.S. Government and agency securities were classified as AFS, along with the investment in the Bank Investment Fund.

Over the past five fiscal years, the Bank’s level of cash and equivalents ranged from a low of 2.9% of assets at year fiscal end 2000 to a high of 7.5% of assets at year end 2002, with these funds utilized for daily operations and cashflow requirements. Exhibit I-4 provides historical detail of the Bank’s investment portfolio.

Retail deposits have consistently been the primary funding source for the Bank’s assets, with increasing use of borrowed funds in recent fiscal years. From fiscal year end 2000 through fiscal year end 2004, the Bank’s deposits increased at an annual rate of 9.5% to $87.9 million, or 70.46% of assets. Due to the increased use of borrowed funds over the last five years, deposits declined from 78.8% of assets at June 30, 2000 to 70.4% as of June 30, 2004. As of June 30,

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2004, CDs and core deposits (transaction and savings accounts) comprised 39.2% and 60.8% of the Bank’s total deposits, respectively, consistent with past experience.

Borrowings have served as an alternative funding source for lending and liquidity purposes, to assist in leveraging the capital base and to manage funding costs. Over the past five years, borrowings ranged from a low of 12.9% of assets at fiscal year end 2000 to a high of 22.6% of assets at fiscal year end 2004, at which time borrowings totaled $28.3 million. The Bank’s use of borrowings has been concentrated in FHLB advances. At June 30, 2004, the Bank’s borrowings consisted of $27.4 million of short- and long-term FHLB advances and $0.9 million of securities sold under agreements to repurchase.

The Bank’s equity increased at an 8.4% annual rate from fiscal year end 2000 through fiscal year end 2004, primarily reflecting the retention of earnings as AFS adjustments have been limited. Equity totaled $8.1 million, or 6.46% of assets, as of June 30, 2004. The decline in the equity ratio reflects the Bank’s strategic objective of leveraging equity. All of the Bank’s equity consists of tangible equity, and Georgetown maintained capital surpluses relative to all of its regulatory capital requirements at June 30, 2004. The addition of stock proceeds will serve to strengthen the Bank’s capital position and competitive posture within its primary market area, as well as possibly support expansion through acquisition. At the same time, as the result of the Bank’s higher pro forma capital position, along with the time period typically needed to reinvest the conversion proceeds, Georgetown’s return on equity can be expected to be below industry averages following its stock offering.

Income and Expense Trends

Table 1.2 shows the Bank’s historical income statements for the past five fiscal years. The Bank reported positive earnings over the past five fiscal years, ranging from a low of 0.21% of average assets during fiscal 2004 to a high of 0.81% of average assets during fiscal 2002. For fiscal 2004, the Bank reported net income of $256,000, a sharp reduction from the prior two years, due to the completion of the new main office building and the employment of several additional employees, as the Bank postured itself for additional growth. Net interest income and operating expenses represent the primary components of Georgetown’s core earnings. Non-interest operating income derived from Georgetown’s retail banking activities has been a limited

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contributor to earnings. Loan loss provisions established over the past five years have been generally been nominal, and related to the overall growth in the loan portfolio. Likewise, income or expense derived from non-operating sources has not been a significant factor in the Bank’s earnings over the past five fiscal years.

Over the last five fiscal years, the Bank’s net interest income ratio strengthened through fiscal 2002 to 3.57% of average assets before experiencing compression during the last two fiscal years to 3.00% for fiscal 2004. The recent decline was attributable to a more significant reduction in interest income than interest expense, largely driven by the pronounced decline in market rates. The Bank’s historical net interest rate spreads and yields and costs are set forth in Exhibits I-3 and I-5. Also, the interest income decline reflects the increased investment in fixed assets (the main office) from $1.8 million, or 1.7% of assets as of June 30, 2002, to $5.1 million, or 4.1% of assets, as of June 30, 2004.

Consistent with the Bank’s traditional thrift strategy, sources of non-interest operating income and related expense have been modest and reflect limited diversification. Non-interest operating income has ranged from a low of 0.29% of average assets during fiscal year 2000 to a high of 0.51% of average assets during fiscal 2003. Non-interest operating income equaled 0.34% of average assets during fiscal 2004. Georgetown’s earnings growth can be expected to remain primarily dependent upon increasing net interest and operating expense management.

After moderate growth during the fiscal 2000 to 2003 period, operating expenses increased sharply during fiscal 2004, largely due to (1) the additional fixed asset and depreciation expense related to the new construction at the main office and (2) the additional compensation expense incurred in connection with the hiring of additional personnel in anticipation of the post-offering growth. Upward pressure will be placed on the Bank’s operating expense ratio following the stock offering, due to expenses associated with operating as a publicly-traded Bank, including expenses related to the stock benefit plans. At the same time, the increase in pro forma equity facilitates the Bank’s capacity to leverage its balance sheet operating expenses through continued growth.

Overall, the general trends in the net interest income and operating expense ratios since fiscal 2000 contributed to a decline in core earnings capacity, as indicated by the Bank’s expense

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coverage ratio (net interest income divided by operating expenses). Georgetown’s expense coverage ratio equaled 1.07 times during fiscal 2000, versus a comparable ratio of 1.01 times during fiscal 2004. Similarly, Georgetown’s efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 86% during fiscal 2000 was more favorable than the 89% efficiency ratio maintained during fiscal 2004.

Over the past five fiscal years, favorable credit quality substantially limited the amount of loss provisions established during the period. During the past two fiscal years, loan loss provisions have averaged $54,000, or 0.05% of average assets. As of June 30, 2004, the Bank maintained valuation allowances of $876,000, equal to 0.89% of net loans receivable and 113.2% of non performing assets. Exhibit I-6 sets forth the Bank’s loan loss allowance activity during the past five fiscal years.

Non-operating income and expenses typically have not been a material factor in the Bank’s earnings. Non-operating income has been substantially limited by the Bank’s general philosophy of retaining essentially all loans originated for investment. During fiscal years 2002 and 2003, the Bank recorded a modest amount of income on the sale of loans. During fiscal years 2001 and 2004, the Bank recorded moderate amounts of income or expense on the sale of certain investment securities. Finally, in fiscal 2002, Georgetown recorded a gain of $182,000 from the termination of a company pension plan.

The Bank’s effective tax equaled 34.5% during fiscal 2004, which was less than the effective statutory rate as the result of tax exempt income earned on certain investments. As set forth in the prospectus, the Bank’s effective statutory tax rate is assumed to equal 35%.

Interest Rate Risk Management

The Bank’s balance sheet is liability-sensitive in the short-term (less than one year) and, thus, the net interest margin will typically be adversely affected during periods of rising and higher interest rates. As of June 30, 2004, the Net Portfolio Value (“NPV”) analysis as provided by a third party consultant indicated that a 2.0% instantaneous and sustained increase in interest rates would result in a 39% decline in the Bank’s NPV (see Exhibit I-7).

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The Bank manages interest rate risk from the asset side of the balance sheet through such strategies as offering a variety of adjustable rate loan products, including adjustable rate one-to four-family, multi-family and non-residential mortgage loans, and short-term consumer loans, offering shorter-term fixed rate mortgage loans, investing in shorter term investment securities, including U.S. government and agency obligations. On the liability side of the balance sheet, the Bank has utilized alternative funding sources, such as advances from the FHLB of Boston, with various maturities and has emphasized the build-up of less interest rate sensitive and lower costing transaction and savings accounts. As of June 30, 2004, of the total loans due after June 30, 2005, fixed rate loans comprised 69.7% of those loans (see Exhibit I-8). Management of interest rate risk has also been pursued through maintaining an adequate cost free capital position, although the impact has lessened in recent periods.

The infusion of stock proceeds will serve to reduce the Bank’s interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase to capital will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

Georgetown’s lending activities have traditionally emphasized 1-4 family permanent mortgage loans and such loans continue to comprise the largest component of the Bank’s loan portfolio. Beyond 1-4 family loans, lending diversification by the Bank has emphasized home equity loans and lines of credit, commercial real estate and multi-family loans. To a lesser extent, the Bank’s lending activities include construction, commercial business and consumer loans. Going forward, the Bank’s lending strategy is to pursue further diversification of the loan portfolio, whereby growth of commercial real estate, commercial business and home equity loans will be emphasized. However, the origination of 1-4 family permanent mortgage loans is expected to remain as the Bank’s most prominent lending activity. Exhibit I-9 provides historical detail of Georgetown’s loan portfolio composition over the past two fiscal years and Exhibit I-10 provides the contractual maturity of the Bank’s loan portfolio by loan type as of June 30, 2004.

Georgetown originates both fixed rate and adjustable rate 1-4 family permanent mortgage loans. In the relatively low interest rate environment that has prevailed in recent years, the

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substantial portion of the Bank’s 1-4 family lending volume has consisted of fixed rate loans. Adjustable rate mortgage loans (“ARMs”) offered by the Bank include loans that reprice annually from the outset of the loan or which adjust annually after a three- or five-year initial fixed rate period. ARMs are typically indexed to the one year U.S. Treasury note. Fixed rate loans offered by the Bank have terms ranging from 10 through 30 years. The Bank typically requires a loan-to-value (“LTV”) ratio of 80% or less for 1-4 family loans, but will lend up to a 95% LTV ratio with private mortgage insurance (“PMI”). The Bank has not historically purchased loans from other sources. As of June 30, 2004, the Bank maintained 1-4 family permanent mortgage loans totaling $79.9 million, equal to 80.6% of total loans outstanding.

Commercial real estate/multi-family loans represent the most significant area of lending diversification for the Bank. Commercial real estate/multi-family loans are collateralized by properties in the Bank’s regional market area. Georgetown originates commercial real estate loans up to a maximum LTV ratio of 80% and requires a minimum debt-coverage ratio of 1.2 times. Loan terms provide for up to 25 year amortizations with terms to maturity of 25 years or less. All loans originated by the Bank are retained for investment, with the exception of a few participation loans, of which a portion is sold to other local lenders. Commercial real estate/multi-family loans are offered as fixed and floating rate loans some of which have a balloon provision, with the adjustable rate loans indexed to the prime rate of interest. In light of the higher credit risk associated with commercial real estate and multi-family loans, loan rates offered on those loans are at a premium to the Bank’s 1-4 family loan rates. Properties securing the commercial real estate/multi-family loan portfolio include apartment buildings and properties used for business purposes such as small office buildings or retail facilities in the primary market area. Growth of commercial real estate lending is an area of lending emphasis for the Bank. As of June 30, 2004, the Bank’s commercial real estate/multi-family loan portfolio totaled $8.1 million, or 8.2% of the total loan portfolio.

Construction loans originated by the Bank generally consist of loans to finance the construction of 1-4 family residences and, to a lesser extent, financing for the construction of multi-family and commercial properties. Residential construction loans are generally offered to experienced local developers operating in the Bank’s primary market area and to individuals for the construction of their personal residences. The Bank’s policies require that the loan convert to

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a permanent mortgage loan and the end of the construction phase. Construction loans generally are offered for a one-year term and require payment of interest only during the construction period. The Bank will originate construction loans up to a LTV ratio of 90%, provided that the borrower obtains PMI on the loan if the loan balance exceeds 80% of the appraised value or sales prices, whichever is less. Residential construction loans are generally made on the same terms as the one- to four-family mortgage loans. Commercial real estate and multi-family construction loans are originated as construction/permanent loans and are subject to the same underwriting criteria as required for permanent mortgage loans, as well as submission of completed plans, specifications and cost estimates related to the proposed construction. As of June 30, 2004, Georgetown’s outstanding balance of construction loans totaled $4.1 million, or 4.1% of total loans outstanding, of which $2.3 million was actually disbursed and outstanding.

Diversification into non-mortgage lending consists primarily of consumer loans and, to a lesser extent, commercial business loans. Home equity loans and lines of credit constitute the major portion of the consumer loan portfolio. Home equity loans are offered as fixed rate amortizing loans, while lines of credit are adjustable rate with the rate equal to the prime rate of interest. Home equity loans are offered for terms of up to 15 years and the Bank will lend up to maximum LTV ratio of 80% of the combined balance of the first mortgage and an amortizing home equity loan. For home equity lines of credit, the Bank will lend up to a maximum LTV ratio of 80% of the combined balance of the first mortgage and the line of credit. As of June 30, 2004, the balance of home equity loans and lines of credit totaled $5.5 million, or 5.6% of loans receivable. The balance of the consumer loan portfolio consists primarily of loans secured by new and used automobiles, loans secured by deposit accounts and other unsecured personal loans. Other than home equity and second mortgage loans, consumer lending is expected to remain as a limited area of loan diversification for the Bank. As of June 30, 2004, the Bank’s other consumer loan portfolio totaled $450,000.

The Bank offers commercial business loans to small businesses, professionals and sole proprietorships in the local market area. Commercial business loans generally are offered as revolving lines of credit or term loans. Such loans are generally used to longer-term working capital needs such as purchasing equipment or furniture. Variable rate loans are based on the prime rate of interest, plus a margin, while fixed rate loans are set either at a margin above the

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FHLB comparable advance rate or the prime rate of interest. Commercial business lending is being emphasized as a source of loan growth for the Bank. As of June 30, 2004, Georgetown’s outstanding balance of commercial business loans totaled $1.1 million, or 1.1% of total loans outstanding.

Exhibit I-11 provides a summary of the Bank’s lending activities over the past two fiscal years. The Bank’s lending volume had declined during fiscal 2004, with most of the decline attributable to reduced lending volumes for 1-4 family permanent mortgage loans. Total loans originated declined from $50.2 million during fiscal 2003 to $38.4 million during fiscal 2004, while over the same time period originations of 1-4 family permanent mortgage loans declined from $42.8 million to $26.2 million. During the past two fiscal years, originations of residential mortgage loans accounted for 78% of the total loans originated by the Bank. Home equity loans and construction loans have been the most active areas of lending diversification for the Bank over the past two fiscal years, accounting for 10% and 7% during fiscal 2003 and fiscal 2004, respectively, of total loans originated. No loans were purchased during the most recent two fiscal years. Loan repayments were more significant during the past two fiscal years, particularly during fiscal 2003 when loan repayments equaled $38.5 million compared to total loans originated of $50.2 million. Overall, net loans receivable increased from $88.0 million at fiscal year end 2003 to $98.4 million at fiscal year end 2004.

Asset Quality

The Bank’s 1-4 family lending emphasis has generally supported favorable credit quality measures. Over the past two fiscal years, Georgetown’s balance of non-performing assets (“NPAs”) equaled a zero balance as of June 30, 2003, and totaled $774,000 as of June 30, 2004, or 0.62% of assets at fiscal year end 2004. As shown in Exhibit I-12, the Bank’s NPAs balance at June 30, 2004, all of which were non-accruing loans, consisted of $235,000 of loans secured by 1-4 family properties, $435,000 of loans secured by commercial real estate and multi-family properties, $37,000 of construction loans, and $67,000 of commercial business loans. All of these loans were to the same borrower.

To track the Bank’s asset quality and the adequacy of valuation allowances, Georgetown has established detailed asset classification policies and procedures which are consistent with

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regulatory guidelines. Detailed asset classifications are reviewed quarterly by senior management and the Board. Pursuant to these procedures, when needed, the Bank establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. As of June 30, 2004, the Bank maintained valuation allowances of $876,000, equal to 0.89% of net loans receivable and 113.2% of non-performing assets.

Funding Composition and Strategy

Deposits have consistently accounted for the substantial portion of the Bank’s interest-bearing funding composition and, at June 30, 2004, deposits equaled 75.7% of Georgetown’s interest-bearing liabilities (“IBL”) composition. Exhibit I-13 sets forth the Bank’s deposit composition for the past two fiscal years and Exhibit I-14 provides the interest rate and maturities of the CD portfolio for June 30, 2004. Transaction and savings accounts represent the largest component of the Bank’s deposit composition, which in aggregate equaled $53.4 million, or 60.8% of total deposits. Comparatively, at fiscal year end 2003, the ratio of transaction and savings accounts comprising total deposits equaled 60.7%, representing little change in composition of the deposit base. Growth of demand and money market deposit accounts was the largest source of deposit growth for the Bank during fiscal year 2004, with such demand deposits increasing from $9.2 million, or 11.1% of total deposits, at fiscal year end 2003, to $10.4 million, or 11.8% of total deposits, at fiscal year end 2004. Similarly, money market deposit accounts increased from $14.1 million, or 17.0% of total deposits, at fiscal year end 2003, to $16.1 million, or 18.3% of total deposits, at fiscal year end 2004. Regular and other savings accounts comprised the largest portion of the non-CD deposit base, totaling $21.9 million, or 24.9% of all deposits, as of June 30, 2004.

As of June 30, 2004, the CD portfolio totaled $34.5 million, or 39.2% of total deposits and 47.2% of the CDs were scheduled to mature in one year or less. As of June 30, 2004, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $15.5 million, or 45.0% of total CDs. Georgetown does not maintain any brokered CDs. Deposit rates offered by the Bank are generally in the middle of the range of rates offered by local competitors.

Borrowings serve as an alternative funding source for the Bank to facilitate management of liquidity and funding costs. The Bank’s utilization of borrowings has included FHLB

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advances and reverse repurchase agreements. Borrowings held by the Bank at June 30, 2004 consisted of $21.0 million of long-term FHLB advances with a weighted average rate of 3.87%, and $6.3 million of short-term FHLB advances with a weighted average rate of 1.36%. Exhibit I-15 provides further detail of Georgetown’s borrowing activities during the past three fiscal years. advances and reverse repurchase agreements. Borrowings held by the Bank at June 30, 2004 consisted of $21.0 million of long-term FHLB advances with a weighted average rate of 3.87%, and $6.3 million of short-term FHLB advances with a weighted average rate of 1.36%. Exhibit I-15 provides further detail of Georgetown’s borrowing activities during the past three fiscal years.

Subsidiaries and Other Activities

Georgetown has one subsidiary, Georgetown Securities Corporation (“GSC”). GSC was established in 1995 as a Massachusetts securities corporation for the purpose of buying, selling and holding investment securities on its own behalf. The income earned on GSC’s investment securities is subject to a significantly lower rate of state tax than that assessed on income earned on investment securities maintained at Georgetown. At June 30, 2004, GSC had total assets of $13.6 million, virtually all of which were in investment securities.

Legal Proceedings

Georgetown is involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition of the Bank.

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II. MARKET AREA

Introduction

The Bank conducts operations in the northeastern portion of the state of Massachusetts through its headquarters office location in Georgetown, Massachusetts and a branch office location in Rowley, Massachusetts (see Exhibit II-1 for details of the Bank’s office facilities). The Massachusetts county of Essex represents the Bank’s primary market area, with a majority of the Bank’s business conducted there. The remaining business operations are conducted in surrounding areas and counties, including southern New Hampshire. Essex County reported a population of approximately 738,000 as of the year 2004, representing an increase from 723,000 as of the 2000 census. The Bank’s immediate market area includes the rural and semi-developed areas of northeastern Massachusetts and shoreline areas along the Atlantic Ocean. Most of the market area for the Bank is primarily rural in nature, with a number of population centers operating as economic and demographic centers, primarily along the Merrimack River. The major cities and population centers within the Bank’s market area include Haverhill, Lawrence and Methuen. Although Essex County includes portions of the northern suburbs of the city of Boston, the Bank’s operations are more concentrated in the northern sections of Essex County.

The Bank holds a minor market share of deposits in Essex County (approximately 0.6%), and thus has potential for additional growth if given the opportunity to establish a wider branch office network. As with the location of the population base, most of these deposits are located in the population centers of the area. Georgetown competes with a number of national, regional and locally-based financial institutions. The primary larger financial institution competitors include BankNorth N.A. and Bank of America, while the Bank also competes with a large number of smaller community banks. In addition, the Bank faces competition from credit unions, mortgage banking companies, consumer finance companies, investment houses, mutual funds, insurance companies and other financial intermediaries. Over the past couple of years, the competitive factors have intensified with the growth of electronic delivery systems (particularly the Internet).

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Future growth opportunities for the Bank depend on future growth and stability of the regional economy (in particular the areas surrounding the Bank’s office locations), demographic growth trends and the nature and intensity of the competitive environment. These factors have been briefly examined in the following pages to help determine the growth potential that exists for the Bank and the relative economic health of the Bank’s market area, and the relative impact on value.

National Economic Factors

The business potential of a financial institution is partially dependent on the future operating environment and growth opportunities for the banking industry and the economy as a whole. The major stock exchange indices increased during calendar year 2003 and through mid-2004, due to the completion of major military action in Iraq, a somewhat improved overall economic performance by the nation’s economy, a continued expectation that interest rates will remain at current historical low levels in the foreseen future, low inflation rates and more positive recent corporate earnings reports. However, during April and May 2004, increasing signs of a strongly growing economy led to fears of inflation, higher interest rates and a potential slowdown of the national economy, which resulted in a moderate pullback in the stock market during mid-2004. The price of oil reached all time highs approaching $50 per barrel, which also led to fears of adverse economic impacts. The national unemployment rate has remained relatively low in comparison to recent historical levels, and was 5.8% as of June 2004, representing a decline from 6.5% one year earlier. The size of the projected federal budget deficit in the future has also led to a level of uncertainty about future economic performance. As an indication of the changes in the nation’s stock markets over the last 12 months, as of September 3, 2004, the Dow Jones Industrial Average closed at 10260.2, an increase of 8.0% from September 3, 2003, while the NASDAQ Composite Index stood at 1844.5, a decrease of 0.7% over the same time period. The Standard & Poors 500 Index totaled 1113.6 as of September 3, 2004, an increase of 9.0%.

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Economic and Interest Rate Environment

The future success of Georgetown’s operations is partially dependent upon various national and local economic trends. Trends in the national economy improved during calendar year 2003 and in the first half of 2004. Inflation remains relatively low compared to historical levels, increasing at an annual rate of 4.1% for the first six months of 2004. The economic slowdown of 2000 to 2002, the results of the reaction to the September 11 attacks, and other actions by the federal government has eliminated the previous Federal budget surplus and caused a record budget deficit for fiscal 2004. The economic slowdown has also caused a noticeable increase in unemployment, which increased from several decades lows of below 5.0% in 2000 to 6.0% in late 2003. As of June 2004, the unemployment rate had declined to 5.8%, although a large number of potential workers had stopped seeking employment and thus were not counted among the unemployed. The economy has showed signs of recovery, termed a “jobless recovery”, although certain sectors of the economy remain stagnant. The GDP increased by 4.4% in the first quarter of 2004 and a revised 4.1% in the fourth quarter of 2003, indicating gaining strength to the economy.

After remaining at historical lows over the past couple of years, interest rates have increased in recent months, following the perception of a strongly growing economy, and statements by the Federal Reserve that it would likely raise key interest rates in the near future. On June 30, 2004, the Federal Reserve raised the key interest rates by 0.25%, in recognition of the current stronger economy. At the July 2004 Federal Reserve meeting, interest rates were again raised by 0.25%, although the Federal Reserve was not specific about future rate change intentions. The Federal Reserve had kept key market interest rates at historical lows not seen since the 1950s, having lowered the key interest rates (federal funds and the discount rate) over a dozen times since January 1, 2001. As of the latest Fed rate increase, effective July 2004, the Fed Funds rate was 1.50%, down from 6.50% at the beginning of 2001, while the Discount Rate stood at 1.25%, down from 6.00% at January 1, 2001. The financial markets had previously “priced in” the expectation of rising interest rates, as the treasury yield curve had risen in the past 3 months. As of September 3, 2004, one- and ten-year U.S. government bonds were yielding 2.06% and 4.24%, respectively, compared to 1.27% and 4.61%, respectively, as of one year ago. See Exhibit II-2 for historical recent interest rate trends.

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Market Area Demographics

Table 2.1 presents information regarding the demographic and economic trends for the Bank’s market area county from 2000 to 2004 and projected through 2009, with additional data provided in Exhibit II-3. Data for the nation and the Commonwealth of Massachusetts is included for comparative purposes. The Bank’s market area contained a total population of approximately 738,000 as of 2004. The population base of Essex County is relatively spread out in the various sections on the county, including the “mill towns” of Haverhill, Lawrence and Metheun in the north and the northern Boston suburbs in the southern portion of the county. Essex County reported population growth from 2000 to 2004 at a rate of 0.5% annually, a rate slightly higher than the statewide average but much lower than the national average of 1.2%. These trends are projected to continue over the next five years through 2009.

These population trends represent a moderately positive trend for Bank as the market area has certain areas of strong growth and certain areas of weaker growth. The overall population base provides a source of business for financial institutions, although the Bank operates in a rural area with small cities functioning as population centers. As shown in Table 2.1, the number and growth of households performed somewhat better over the same time period, although this reflects a national trend towards a lower average household size and an increase in the number of households overall. In addition, the population and household growth trends described above are forecasted to remain relatively constant over the next five years, indicating that the Bank’s business prospects are expected to remain stable in the foreseeable future.

Table 2.1 also details the age distribution of the residents of the Bank’s market area county and reveals that overall, Essex County has a similar age distribution characteristics as the state and nation. Examination of another characteristic of the Bank’s market area, median household income and per capita income, revealed that Essex County reported income levels higher than state and national averages. The higher incomes in Essex County reflect the position of Essex County as an outer suburb of Boston, where income levels can be expected to be higher. The relatively higher income levels indicate the potential for increased levels of financial institution deposits, deposit growth and overall need for financial institution services.

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Local Economy

The local Essex County area was historically based on manufacturing, but similar to many areas of the country, has been transferred into a more services oriented economy in the last couple of decades with employment in most large economic sectors. However, manufacturing maintains a material presence in the area. Two of the largest employers include UFP Technologies and BME Engineeers, both manufacturing firms. A large portion of Essex County residents work in other nearby areas, including the city of Boston and the Route 128 area, and thus Essex County serves as a bedroom community. As shown in Table 2.2 below, the State of Massachusetts and Essex County both reported the largest proportion of employment in services, wholesale/retail trade, manufacturing and government, indicative of a relatively diversified employment base. Essex County reported a higher level of manufacturing employment, while the state of Massachusetts reported a higher level of government and finance, insurance and real estate employment. Overall, however, with the exception of the manufacturing-based employment, the employment base of the Bank’s market area was quite similar to the statewide averages. Construction employment was similar in the market area counties also. The presence of a higher level of manufacturing employment generally is an unfavorable characteristic, as the manufacturing sector of the economy has been declining for a number of decades. See Exhibit II-4 for additional data and details.

Table 2.2

Primary Market Area Employment Sectors

(Percent of Labor Force)

Employ. Sectors	Massachusetts	Essex Cty.
Services	45.7%	43.1%
Wholesale/Ret. Trade	13.7	15.1
Manufacturing	8.8	13.1
Government	11.1	10.7
Finance, Ins., Real Estate	11.8	9.6
Construction	5.4	5.7
Transportation/Public Util.	2.8	2.0
Agriculture	0.3	0.2
Other	0.4	0.5

	100.0%	100.0%

Source: REIS DataSource.

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As shown in Table 2.3, similar to national trends, unemployment in Massachusetts and Essex County has decreased in the last 12 months. While the state of Massachusetts had an unemployment rate below the national average, Essex County’s rate was above both the state and national averages, an unfavorable sign as it reflects a certain lack of employment opportunities for residents of the area.

Table 2.3

Market Area Unemployment Trends

Region	June 2003 Unemployment	June 2004 Unemployment
United States	6.5%	5.8%
Massachusetts	5.9%	5.3%
Essex County	7.0%	6.5%

Source: U.S. Bureau of Labor Statistics.

Competition

Due to the overall size of the Essex County market in which the Bank operates, Georgetown holds a minimal market share of deposits of 0.6% (see Table 2.4). With the current market share below 1%, additional deposit growth in the market area is likely achievable, particularly as Georgetown competes with a number of regional and super-regional competitors, along with a number of locally-based financial institutions.

Table 2.4 displays deposit trends for thrifts and commercial banks in Essex County. Since 2000, deposit growth in Massachusetts has been positive for both commercial banks and savings institutions, with savings institutions increasing deposits at a rate slightly faster than commercial banks. Commercial banks continue to maintain the majority of deposit funds in the state of Massachusetts, approximately 62% of all deposits as of the most recent date.

Within Essex County, the location of the Bank’s offices, Georgetown recorded an annualized increase in deposits of 10.8% over the three-year period, while Essex County recorded slightly lower growth rate of 10.5%. Commercial banks have approximately 32% of deposit funds in Essex County.

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Summary

The overall condition of the primary market area can be characterized as stable, with moderate growth potential based on regional population and economic projections. The overall total population base within the Bank’s market area counties does provide the potential for additional banking customers, particularly in light of the current market share of deposits held by the Bank. Going forward, in view of the local demographic and economic trends and the numbers and types of competitors in the market area, the competition for deposits is expected to remain substantial, which will result in Georgetown having to pay competitive deposit rates, provide high quality service and consider providing electronic banking capabilities to increase local market share. In addition, the Bank also will have to engage in sufficient levels of marketing activities.

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III. PEER GROUP ANALYSIS

This chapter presents an analysis of Georgetown’s operations versus a group of comparable companies (the “Peer Group”), selected from the universe of all publicly-traded savings institutions. The primary basis of the pro forma market valuation of Georgetown is provided by these public companies. Factors affecting the Bank’s pro forma market value such as financial condition, credit risk, interest rate risk, and recent operating results can be readily assessed in relation to the Peer Group. Current market pricing of the Peer Group, subject to appropriate adjustments to account for differences between Georgetown and the Peer Group, will then be used as a basis for the valuation of Georgetown’s to-be-issued common stock.

Peer Group Selection

The mutual holding company (“MHC”) form of ownership has been in existence in its present form since 1991. As of the date of this appraisal, there were approximately 20 publicly-traded institutions operating as subsidiaries of MHCs. We believe there are a number of characteristics of MHC shares that make them different from the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) guaranteed minority ownership interest, with no opportunity of exercising voting control of the institution in the MHC form of organization; (3) the potential impact of “second-step” conversions on the pricing of public MHC institutions; (4) the regulatory policies regarding the dividend waiver by MHC institutions; and (5) most MHCs have formed mid-tier holding companies, facilitating the ability for stock repurchases, thus improving the liquidity of the stock on an interim basis. We believe that each of these factors has an impact on the pricing of the shares of MHC institutions, and that such factors are not reflected in the pricing of fully-converted public companies.

Given the unique characteristics of the MHC form of ownership, RP Financial concluded that the appropriate Peer Group for Georgetown’s valuation should be comprised of subsidiary institutions of MHCs. The selection of publicly-traded MHCs for the Bank’s Peer Group is consistent with the regulatory guidelines and other recently completed MHC transactions.

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Further, the Peer Group should be comprised of only those MHC institutions whose common stock is either listed on a national exchange or is NASDAQ listed, since the market for companies trading in this fashion is regular and reported. We believe non-listed MHC institutions are inappropriate for the Peer Group, since the trading activity for thinly-traded stocks is typically highly irregular in terms of frequency and price and may not be a reliable indicator of market value. We have excluded from the Peer Group those public MHC institutions that are currently pursuing a “second-step” conversion and/or companies whose market prices appear to be distorted by speculative factors or unusual operating conditions. MHCs which have recently completed a minority stock offering have been excluded as well, due to the lack of a seasoned trading history and insufficient quarterly financial data that includes the impact of the offering proceeds. The universe of all publicly-traded institutions is included as Exhibit III-1.

Basis of Comparison

This appraisal includes two sets of financial data and ratios for the Peer Group institutions. The first set of financial data reflects the actual book value, earnings, assets and operating results reported by the Peer Group institutions in its public filings inclusive of the minority ownership interest outstanding to the public. The second set of financial data, discussed at length in the following chapter, places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a “fully-converted” basis through assuming the sale of the majority shares held by the MHCs in public offerings based on their current trading prices and standard assumptions for a thrift conversion offering. Throughout the appraisal, the adjusted figures will be specifically identified as being on a fully-converted basis. Unless so noted, the figures referred to in the appraisal will be actual financial data reported by the Peer Group institutions.

Both sets of financial data have their specific use and applicability to the appraisal. The actual financial data, as reported by the Peer Group companies and reflective of the minority interest outstanding, will be used in Chapter III to make financial comparisons between the Peer Group and the Company. The differences between the Peer Group’s reported financial data and the financial data of Georgetown are not significant enough to distort the conclusions of the

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comparison (in fact, such differences are greater in a standard conversion appraisal). The adjusted financial data (fully-converted basis) will be more fully described and quantified in the pricing analysis discussed in Chapter IV. The fully-converted pricing ratios are considered critical to the valuation analysis in Chapter IV, because they place each Peer Group institution on a fully-converted basis (making their pricing ratios comparable to the pro forma valuation conclusion reached herein), eliminate distortion in pricing ratios between Peer Group institutions that have sold different percentage ownership interests to the public, and reflect the implied pricing ratios being placed on the Peer Group institutions in the market today to reflect the unique trading characteristics of publicly-traded MHC institutions.

Georgetown’s Peer Group

Under ideal circumstances, the Peer Group would be comprised of ten publicly-traded New England-based MHC institutions with capital, earnings, loan portfolio composition, credit quality and interest rate risk comparable to Georgetown. However, given the limited number of publicly-traded institutions in the MHC form of ownership, the selection criteria was necessarily broad-based and not confined to a particular geographic market area. The selection criteria for Georgetown’s Peer Group was defined as the ten smallest publicly traded MHC’s. The asset sizes of the Peer Group companies ranged from $789 million to $98 million. The universe of all publicly-traded MHC institutions, exclusive of institutions that have announced second-step conversions, is included as Exhibit III-2 and Exhibit III-3 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies.

Unlike the universe of fully-converted publicly-traded thrifts, which includes approximately 179 companies, the universe of public MHC institutions is small, thereby reducing the prospects of a highly comparable Peer Group. Nonetheless, because the trading characteristics of public MHC institution shares are significantly different from those of fully-converted companies, public MHC institutions were the most appropriate group to consider as Peer Group candidates for this valuation. Relying solely on full stock public companies for the Peer Group would not capture the difference in current market pricing for public MHC institutions and thus could lead to distorted valuation conclusions. The federal regulatory

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agencies have previously concurred with this selection procedure of the Peer Group for MHC valuations. To account for differences between Georgetown and the MHC Peer Group in reaching a valuation conclusion, it will be necessary to make certain valuation adjustments. The following discussion addresses financial similarities and differences between Georgetown and the Peer Group.

Table 3.1 lists key general characteristics of the Peer Group companies. Although there are differences among several of the Peer Group members, by and large they are well-capitalized and profitable institutions and their decision to reorganize in MHC form suggests a commonality of operating philosophy. Importantly, the trading prices of the Peer Group companies reflect the unique operating and other characteristics of public MHC institutions. While the Peer Group is not exactly comparable to Georgetown, we believe such companies form a good basis for the valuation of Georgetown, subject to certain valuation adjustments.

In aggregate, the Peer Group companies maintain a slightly higher level of capitalization relative to the universe of all public thrifts (11.86% of assets versus 10.74% for the all public average), generate lower earnings on a return on average assets basis (0.65% ROAA versus 0.82% for the all public average), and generate a lower return on equity (5.30% ROE versus 8.70% for the all public average). The summary table below underscores the key differences, particularly in the average pricing ratios between full stock and MHC institutions (both as reported and on a fully-converted basis).

	All Public Thrifts		Peer Group
			MHC Basis		Fully Converted Basis (Pro Forma)
Financial Characteristics (Averages)
Assets ($Mil)	$2,935		$367		$412
Equity/Assets (%)	10.74%		11.86%		22.19%
Return on Assets (%)	0.82%		0.65%		0.70%
Return on Equity (%)	8.70%		5.30%		3.07%
Pricing Ratios (Averages)(1)
Price/Earnings (x)	17.60	x	42.33	x	32.31	x
Price/Book (%)	159.51%		219.57%		100.06%
Price/Assets (%)	17.02%		26.10%		22.51%

(1)	Based on market prices as of September 3, 2004.

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The following sections present a comparison of Georgetown’s financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the figures reported by the Peer Group. The conclusions drawn from the comparative analysis are then factored into the valuation analysis discussed in the final chapter.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Georgetown and the Peer Group as of June 30, 2004 (unless otherwise indicated for the Peer Group companies). Georgetown’s net worth base of 6.5% was below the Peer Group’s average net worth ratio of 11.9%. Tangible equity-to-assets ratios for the Bank and the Peer Group equaled 6.5% and 11.2%, respectively (as certain Peer Group members carried intangible assets). On a pro forma basis, the Bank will maintain a similar equity-to-assets ratio to the Peer Group. Both will maintain substantial surpluses to regulatory capital ratios once the Bank has completed its offering.

The comparative interest-earning asset (“IEA”) compositions were somewhat different, as the Bank’s IEA reflects a higher concentration of loans in comparison to the Peer Group. The Bank’s loans-to-assets ratio equaled 78.8%, versus a comparable ratio of 58.3% for the Peer Group. Accordingly, the Bank’s cash and investments ratio of 15.3% was well below the comparable Peer Group ratio of 36.4%, as the Bank’s higher ratio of loans receivable reduced available funds for investment in other earning asset types. Overall, Georgetown’s IEA amounted to 94.1% of assets, which was less than the comparable Peer Group ratio of 94.7%. The Bank’s lower ratio was attributable to the impact of investment in fixed assets on its balance sheet, while the Peer Group reported a level of intangible assets.

Georgetown’s IBL reflects greater borrowings utilization. The Bank’s deposits equaled 70.4% of assets, as compared to the Peer Group’s ratio of 76.2%. In contrast, the borrowings-to-assets ratio was higher for the Bank at 22.6%, versus 10.4% for the Peer Group. Total IBL to assets ratio equaled 93.0% and 86.6% for the Bank and the Peer Group, respectively, with the Bank’s higher ratio largely due to its lower capital position. On a pro forma basis, much of the Bank’s current disadvantage will dissipate.

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A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Bank’s IEA/IBL ratio of 101.2% is less favorable than the Peer Group’s IEA/IBL ratio of 109.4%. The additional capital realized from stock proceeds should serve to increase the Bank’s IEA/IBL ratio, as the interest-free capital realized in Georgetown’s stock offering is expected to be mostly deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items for the 12 month period ended June 30, 2004 (unless otherwise indicated). Georgetown’s assets increased by 8.9% during the 12 month period, versus 4.5% average growth posted by the Peer Group. The Bank’s asset growth was mostly attributable to an increase in loans receivable, offset in part by a decline in cash and investments. Similarly, asset growth for the Peer Group was also realized through loan growth, offset by a slight reduction in cash and investments. If the Bank is able to sustain its faster growth, the Bank’s earnings prospects may be more favorable than for the Peer Group.

The Bank’s asset growth was enabled by a 5.5% annual growth in deposits and increased utilization of borrowings over the past year (24.4% growth). Growth of deposits and increased utilization of borrowings funded the Peer Group’s asset growth as well, but at lower rates of 3.5% and 22.6%, respectively. The Bank’s higher borrowings growth rate is made more significant as Georgetown maintained a higher initial level of borrowings than the Peer Group.

Equity growth rates posted by the Bank and the Peer Group equaled 1.6% and negative 3.0%, respectively. The Bank’s low equity growth rate was caused by earning a relatively low return on assets despite a lower equity base, while the Peer Group’s equity shrinkage was largely due to dividend payments and stock repurchases exceeding retained earnings. Tangible equity growth rates showed similar trends for both. The Bank’s equity growth rate on a pro forma basis is expected to decline from the current rate until earnings increase from expected growth.

Income and Expense Components

Table 3.3 displays comparable statements of operations for the Bank and the Peer Group, based on earnings for the 12 months ended June 30, 2004 (unless otherwise indicated). Georgetown and the Peer Group reported net income to average assets ratios of 0.21% and

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0.65%, respectively. Lower levels of net interest income and other non-interest income contributed to the Bank’s lower return.

The Peer Group’s stronger net interest income ratio (3.22% versus 3.00% for the Bank) was realized through a higher interest income ratio, as the Bank maintained a marginally lower ratio. The Peer Group’s higher interest income ratio reflected a higher proportion of IEA to assets and higher IEA yield (5.26% versus 5.13% for the Bank). Interest expense ratios for the Bank and the Peer Group equaled 1.75% and 1.78% of average assets, respectively, reflecting a similar cost of funds for the Bank and Peer Group (2.07% and 2.06%, respectively).

Despite the recent increase, the Bank maintained a marginally higher operating expense ratio than the Peer Group, at 2.96% and 2.93% of average assets, respectively, inclusive of intangibles amortization for the Peer Group. Despite the staffing increase, the Bank maintained a higher ratio of assets per full time equivalent employee at $3.9 million, versus $3.6 million on average for the Peer Group. On a post-offering basis, the Bank’s operating expenses can be expected to increase with the addition of stock benefit plans and expenses related to operating as a publicly-traded company, with such expenses already impacting the Peer Group’s operating expenses.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift’s earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Peer Group’s earnings strength was comparatively greater. Expense coverage ratios posted by Georgetown and the Peer Group equaled 1.01x and 1.10x, respectively.

Sources of non-interest operating income provided a larger contribution to the Peer Group’s earnings, with such income amounting to 0.71% and 0.34% of the Peer Group’s and Georgetown’s average assets, respectively. The Bank’s relatively low earnings contribution realized from non-interest operating income highlights its more traditional operating strategy relative to the Peer Group, in part reflecting the Bank’s smaller size. Taking non-interest operating income into account, Georgetown’s efficiency ratio (operating expenses, net of

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amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 88.9% compared unfavorably to the Peer Group’s efficiency ratio of 74.6%. On a pro forma basis, the Bank’s efficiency ratio is expected to improve, although low reinvestment rates and the cost of the benefit plans and public reporting may limit the improvement in the short run.

Loan loss provisions had a larger impact on the Peer Group’s earnings at 0.12% of average assets, in comparison to 0.05% of average assets for the Bank. The higher level of loss provisions established by the Peer Group was consistent with its higher level of net loan charge offs incurred as a percent of loans (see Table 3.5) and its greater degree of diversification into higher risk types of lending (see Table 3.4).

Net gains or losses realized from the sale of assets were a nominal major factor in the Bank’s earnings the last 12 months, while the Peer Group realized a small amount of net gains, equal to 0.05% of average assets. Given the volatile nature of gains resulting from the sale of loans, investments and other assets, the net gains are discounted in evaluating earnings strength. Extraordinary items were not a factor for either.

Taxes had a larger impact on the Bank’s earnings, as Georgetown and the Peer Group posted effective tax rates of 34.5% and 27.1%, respectively.

Loan Composition

Table 3.4 presents data related to the Bank’s and the Peer Group’s loan portfolio compositions and investment in MBS. The Bank’s loan portfolio composition reflected a higher concentration of 1-4 family permanent mortgage loans and MBS than maintained by the Peer Group (76.5% versus 47.0% for the Peer Group), although the Peer Group maintained a higher MBS percentage. Georgetown retains all loan originations for portfolio, whereas some of the Peer Group members have retained the servicing rights on loans sold. The Peer Group’s loans serviced for others equaled 9.7% of assets on average, which contributed to its higher level of non-interest operating income and higher servicing intangibles.

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Diversification into higher risk types of lending was more significant for the Peer Group companies on average. Commercial real estate/multi-family loans represented the most significant area of lending diversification for the Peer Group (10.9% of assets), followed by commercial business loans (5.2% of assets). The Bank’s lending diversification consisted primarily of commercial real estate/multi-family loans (6.5% of assets), with other areas of lending diversification substantially limited to construction/land loans (3.3% of assets). Overall, lending diversification for the Peer Group was more significant in all loan types except construction/land loans. The Peer Group’s more significant diversification into higher risk types of loans was offset by the lower concentration of assets maintained in loans compared to lower risk-weighted investments, which translated into relatively similar risk-weighted assets-to-assets ratios of 58.2% for Georgetown versus 56.1% for the Peer Group.

Credit Risk

The Bank’s non-performing assets ratios were marginally more favorable than the Peer Group average (see Table 3.5). Specifically, Georgetown’s ratio of non-performing assets and accruing loans that are more than 90 days past due as a percent of assets was less than the comparable Peer Group ratio (0.62% versus 0.70% for the Peer Group). At the same time, the Bank maintained a lower level of loss reserves as a percent of non-performing loans (113.2% versus 165.5% for the Peer Group), as well as a lower level of reserves as a percent of loans (0.89% versus 1.00% for the Peer Group). The greater reserve level for the Peer Group is consistent with their greater level of loan diversification. The Bank had no chargeoffs for the most recent 12 month period, whereas net loan charge-offs averaged 0.12% of net loans receivable for the Peer Group.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Bank versus the Peer Group companies. In terms of balance sheet composition, Georgetown’s interest rate risk characteristics were considered to be less favorable to the Peer Group’s. Most notably, Georgetown’s capital position and IEA/IBL ratio were lower than the comparable Peer Group ratios. A lower level of non-interest earning assets represented an

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advantage for the Peer Group with respect to capacity to generate net interest income and, in turn, limiting the interest rate risk associated with the balance sheet. On a pro forma basis, the infusion of stock proceeds should provide the Bank with more favorable balance sheet interest rate risk characteristics than currently maintained by the Peer Group, particularly with respect to the increases that will be realized in Bank’s equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Georgetown and the Peer Group. In general, the relative fluctuations in the Bank’s and the Peer Group’s net interest income to average assets ratios were considered to be fairly comparable and, thus, based on the interest rate environment that prevailed during the period analyzed in Table 3.6, Georgetown and the Peer Group were viewed as maintaining a similar degree of interest rate risk exposure in their respective net interest margins. The stability of the Bank’s net interest income should be enhanced by the infusion of stock proceeds, as the increase in capital will reduce the level of interest rate sensitive liabilities funding Georgetown’s assets.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Georgetown. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

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IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology used to determine Georgetown’s estimated pro forma market value for purposes of pricing the minority stock. The valuation incorporates the appraisal methodology promulgated by the OTS and adopted in practice by the FDIC for standard conversions and mutual holding company offerings, particularly regarding selection of the Peer Group, fundamental analysis on both the Holding Company and the Peer Group, and determination of the Holding Company’s pro forma market value utilizing the market value approach.

Appraisal Guidelines

The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution. The FDIC, state banking agencies and other Federal agencies have endorsed the OTS appraisal guidelines as the appropriate guidelines involving mutual-to-stock conversions. As previously noted, the appraisal guidelines for MHC offerings is somewhat different, particularly in the Peer Group selection process. Specifically, the regulatory agencies have indicated that the Peer Group should be based on the pro forma fully-converted pricing characteristics of publicly-traded MHCs, rather than on already fully-converted publicly-traded stock thrifts, given the unique differences in stock pricing of MHCs and fully-converted stock thrifts. Pursuant to this methodology: (1) a peer group of comparable publicly-traded MHC institutions is selected; (2) a financial and operational comparison of the subject Bank to the peer group is conducted to discern key differences; and (3) the pro forma market value of the subject Bank is determined based on the market pricing of the peer group, subject to certain valuation adjustments based on key differences. In addition, the pricing characteristics of recent conversions and MHC offerings must be considered.

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RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes “fundamental analysis” techniques. Additionally, the valuation incorporates a “technical analysis” of recently completed conversions and stock offerings of comparable MHCs, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses, based on either the Peer Group or the recent conversions and MHC transactions, cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a stock on a given day.

The pro forma market value determined herein is a preliminary value for the Holding Bank’s to-be-issued stock. Throughout the stock offering process, RP Financial will: (1) review changes in the Holding Company’s operations and financial condition; (2) monitor the Bank’s operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending MHC offerings, and to a lesser extent, standard conversion offerings, both regionally and nationally. If material changes should occur prior to close of the offering, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Holding Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Georgetown’s value, the market value of the stocks of public MHC institutions, or Georgetown’s value alone. To the extent a change in factors impacting the

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Holding Company’s value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into its analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Bank and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Bank relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of Georgetown coming to market at this time.

1.	Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Bank’s and the Peer Group’s financial strength are noted as follows:

•	Overall A/L Composition. The Bank maintained a higher concentration of assets in loans receivable, however loan diversification was more significant for the Peer Group, thus the Bank had a slightly higher risk weighted assets-to-assets ratio than the Peer Group on average. Georgetown’s funding composition reflected a lower concentration of deposits and higher concentration of borrowings relative to the Peer Group’s ratios. Overall, as a percent of assets, the Bank maintained a lower IEA ratio and a higher IBL ratio than for the Peer Group, which resulted in a less favorable IEA/IBL ratio for the Bank in comparison to the Peer Group. This disadvantage is expected to be partially offset on a pro forma basis. Accordingly, RP Financial concluded that no adjustment was warranted for the Bank’s overall asset/liability composition.

•

Credit Quality. The Bank maintained marginally more favorable NPA ratios but less favorable reserve levels relative to the Peer Group. Net loan charge-offs were higher for the Peer Group. The Bank maintained a higher risk weighted assets-to-assets ratio, as Georgetown’s greater concentration of loans receivable in the earning asset portfolio was

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in part offset by a higher proportion of lower risk residential loans. Overall, no adjustment was warranted for this factor.

•	Balance Sheet Liquidity. The Bank operated with a lower level of liquidity relative to the Peer Group, which suggests a comparative advantage for the Peer Group given the Bank’s lesser borrowing capacity currently. Given the increase to the Bank’s liquidity on a pro forma basis, no adjustment was warranted.

•	Funding Liabilities. Despite the Bank’s greater borrowing level, the cost of funds were similar for both the Bank and the Peer Group. While the Bank currently maintains a lower IBL ratio than the Peer Group, following the stock offering this comparative disadvantage should dissipate. On balance, no adjustment was made.

•	Equity. The Bank’s equity-to-assets and tangible equity-to-assets ratios were lower than the comparable Peer Group ratios. Following the minority stock offering, however, Georgetown’s pro forma capital position will be similar to the Peer Group’s capital ratios both on a reported and tangible capital basis. Thus, no adjustment was warranted.

On balance, Georgetown’s balance sheet strength was considered to be similar to the Peer Group’s, as implied by the various factors discussed above. Accordingly, we concluded that no valuation adjustment was warranted for the Bank’s financial strength.

2.	Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution’s earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

•	Reported Earnings. The Bank maintained significantly lower comparative profitability (0.21% of average assets versus 0.65% for the Peer Group), due to lower ratios of net interest income and lower non-interest income, and a higher ratio of operating expenses. The Bank’s lower level of non-interest operating income is indicative of the small overall size, two office operation and less diversified operations. On a pro forma basis, the Bank’s comparative earnings disadvantage is expected to continue in the short-run as the net earnings impact from the offering is expected to be marginal until balance sheet growth can be realized.

•

Core Earnings. The Bank’s and the Peer Group’s earnings were derived largely from recurring sources. The Bank operates with a lower net interest income ratio, a higher operating expense ratio and a lower ratio of non-interest operating income. As a result, the Bank maintains a disadvantage in terms of efficiency, and the key to

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closing the gap relative to the Peer Group is profitable balance sheet growth, which will require time. As noted above, the net income benefit from the offering proceeds is expected to be limited initially given current low reinvestment rates and the cost of the stock benefit plans and other public company costs.

•	Interest Rate Risk. Since the Bank’s earnings are more dependent on net interest income, the Bank’s interest rate risk profile is considered to be greater than the Peer Group’s, despite recent similarity in net interest income volatility. At the same time, the increased pro forma equity and IEA/assets ratios reduces the Bank’s current exposure. Thus, no adjustment for this factor was made.

•	Credit Risk. While the Peer Group’s loss provisions have been comparatively higher than the Bank’s, the Bank’s NPA ratios are only marginally better and reserve levels are lower. The Bank maintains a greater proportion of assets in loans and the Peer Group has greater loan diversification. Taking these factors into account, no adjustment was warranted for this factor.

•	Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, potential earnings growth that may be realized through balance sheet growth has been more favorable for the Bank based on recent historical growth trends. Second, the infusion of stock proceeds will increase the Bank’s capacity for profitable balance sheet growth. Third, the Bank has recently invested heavily in infrastructure and personnel to support expected growth on a post-offering basis – thus the next wave of growth is expected to require a nominal increase in additional expense. For these reasons, the Bank’s earnings growth has a more favorable outlook.

•	Return on Equity. As the result of the increase in equity that will be realized from the infusion of net stock proceeds and the Bank’s lower profitability, the Bank’s pro forma return on equity (“ROE”) will be below the comparable average for the Peer Group. We concluded that a moderate downward adjustment was warranted for the Bank’s ROE.

Overall, a slight downward adjustment was applied for the Bank’s profitability, growth and viability of earnings.

3.	Asset Growth

Recent asset growth trends for the Bank and the Peer Group reflected more favorable growth characteristics for the Bank, as Georgetown recently experienced double the growth rate for loans and assets, but the Bank’s smaller asset size also contributed to its faster growth rate. On a pro forma basis, the Bank’s tangible equity-to-assets ratio will be similar to the Peer Group

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average, indicating a similar leverage capacity for the Bank, but the Bank’s growth pattern suggests greater potential for growth. On balance, we concluded that a slight upward adjustment was warranted for this factor.

4.	Primary Market Area

The general condition of an institution’s market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. The market area has experienced moderate population and household growth since 2000. The primary market area has a fairly diversified economy, with household and per capita income measures in line with state averages and well above national averages. Competition faced by the Bank for deposits and loans is significant, which includes other locally based banks and savings institutions, as well as regional and super regional banks.

Overall, the markets served by the Peer Group companies were viewed as being less favorable with respect to supporting growth opportunities. The primary market areas served by the Peer Group companies are generally less populous and have generally experienced lower levels of population growth compared to the Bank’s market area. In general, the Peer Group companies faced less competition than the Bank, as indicated by the significantly higher deposit market share that was maintained by the Peer Group companies on average (18.2% versus 0.6% for the Bank). Summary demographic and deposit market share data for the Bank and the Peer Group companies is provided in Exhibit III-3. As shown in Table 4.1, June 2004 unemployment rates for the majority of the markets served by the Peer Group companies were lower than the unemployment rate reflected for Essex County. On balance, we concluded that a slight upward adjustment was appropriate for the Bank’s market area.

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Table 4.1

Market Area Unemployment Rates

Georgetown and the Peer Group Companies(1)

	County	June 2004 Unemployment
Georgetown SB - MA	Essex	6.5%

Peer Group Average		5.8%

Alliance Bank MHC – PA	Delaware	5.5%
BCSB Bankcorp MHC – MD	Baltimore	4.5
Gouverneur Bancorp MHC - NY	St. Lawrence	8.0
Greene Co. Bancorp MHC - NY	Greene	4.9
Jacksonville SB MHC - IL	Morgan	6.0
Oneida Financial MHC – NY	Madison	5.7
Pathfinder Bancorp MHC - NY	Oswego	8.7
Rome Bancorp MHC - NY	Oneida	4.9
Webster City Fed. MHC - IA	Hamilton	3.6
Westfield Financial Group MHC- MA	Hampden	6.5

(1)	Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

5.	Dividends

At this time the Bank has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

All ten of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.20% to 5.04%. The average dividend yield on the stocks of the Peer Group institutions equaled 2.56% as of September 3, 2004. As of September 3, 2004, approximately 92% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 2.20%. The dividend paying thrifts generally maintain higher than average profitability ratios, thereby facilitating their ability to pay cash dividends.

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The Bank’s pro forma profitability is well below the Peer Group average, thereby restricting its comparative payout capacity.

Our valuation adjustment for dividends for Georgetown also considered the regulatory policy with regard to waiver of dividends by the MHC. Under current policy, any waiver of dividends by an FDIC regulated MHC requires that the minority stockholders’ ownership interest be reduced in a second-step conversion to reflect the cumulative waived dividend account. Comparatively, no adjustment for waived dividends is required for OTS regulated companies in a second-step conversion. As an MHC operating under OTS regulation, the Bank will be subject to the same regulatory dividend policy as a large majority of the Peer Group companies (nine of the Peer Group companies operate under OTS regulation). Accordingly, we believe that to the extent Georgetown’s pro forma market value would be influenced by the OTS’s dividend policy regarding MHC institutions, it has been sufficiently captured in the pricing of the Peer Group companies.

While the Bank has not established a definitive dividend policy prior to the stock offering, the Bank will have a more limited capacity to pay a dividend comparable to the Peer Group average dividend yield based on pro forma profitability, despite similar pro forma capitalization. On balance, we concluded that a slight downward adjustment was warranted.

6.	Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. Eight of the Peer Group members trade on the NASDAQ system and two Peer Group members trade on the AMEX. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies, based on the shares issued and outstanding to public shareholders (i.e., excluding the majority ownership interest owned by the respective MHCs) ranged from $12.8 million to $109.7 million as of September 3, 2004, with average and median market values of $33.8 million and $24.6 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 688,000 to 4.8 million, with average and median shares outstanding of 1.7 million and 1.2 million, respectively. The Bank’s minority stock offering is expected to have a pro forma market

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value and shares outstanding that are at the lower end of the comparable Peer Group ranges. While all of the Peer Group companies are quoted on the NASDAQ National Market System, the Bank’s stock is expected to be listed on the OTC Bulletin Board following the stock offering, indicative of a less liquid trading market. Overall, we anticipate that the Bank’s public stock will have a lower level of liquidity as the Peer Group companies on average and, therefore, concluded a slight downward adjustment was necessary for this factor.

7.	Marketing of the Issue

Three separate markets exist for thrift stocks: (1) the after-market for public companies, both fully-converted stock companies and MHCs, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors but on a pro forma basis without the benefit of prior operations as a publicly-held Bank and stock trading history; and (3) the thrift acquisition market. All three of these markets were considered in the valuation of the Bank’s to-be-issued stock.

A.	The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. Economic data that showed a strengthening economy, particularly in the manufacturing sector, propelled stocks higher through August 2003 and into-early September, as the DJIA and NASDAQ posted respective 14-month and 16-month highs. Stocks retreated following the release of August employment data which showed further job losses, but then recovered in mid-September as the Federal Reserve indicated

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that it would not raise rates in the near term. Weaker than expected numbers for consumer confidence and manufacturing activity pulled the boarder market lower at the close of the third quarter, which ended a streak of six monthly gains in the DJIA.

Comparatively, at the start of the fourth quarter stocks showed renewed strength, as optimism about third quarter earnings and employment data for September 2003 provided a boost to stocks. In mid-October, the DJIA and the NASDAQ hit 16- and 19-month highs, respectively, primarily on the basis of some favorable third quarter earnings reports. The broader stock market rally cooled in mid-October, as the result of profit taking and the posting of some less favorable third quarter earnings by some of the bellwether technology and manufacturing stocks. Indications that the economic recovery was gaining momentum, including an annualized GDP growth rate of 8.2% in the third quarter, as well as the Federal Reserve’s statement that it would not raise its target interest rates for a considerable period, supported a stock market rally during late-October and into early-November. Despite upbeat economic news, including employment data that showed the size of the U.S. workforce increased in October, stocks edged lower in mid-November on profit taking and concerns over increased terrorism in the Middle East. In late-November and early-December 2003, positive economic news such as improved third quarter corporate profits and a strong start to the Christmas shopping season provided a boost to stocks. Stocks continued to move higher at the close of 2003, as key sectors of the economy continued to show signs of strengthening.

Year end momentum in the stock market was sustained at the beginning of 2004, reflecting generally favorable fourth quarter earnings and an increase in consumer confidence. Profit taking and slower than expected GDP growth in the fourth quarter of 2003 caused stocks to falter in late-January. However, aided by January employment data that showed jobs were added and a decline in the national unemployment rate to 5.6%, the broader stock market moved higher during the first half of February. Stocks generally declined during the balance of February and during the first half of March, reflecting valuation concerns following a year of strong gains and weaker than expected job growth during February. Concerns about terrorism and higher oil prices caused stocks to tumble in late-March, before rebounding at the close of the first quarter on more attractive fundamentals and optimism about first quarter earnings.

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Stocks moved higher in early April 2004, as investors reacted favorably to a strong employment report for March. For the balance of April trading in the broader market produced uneven results, as generally favorable first quarter earnings and strong economic data weighed against the growing threat of inflation and higher interest rates. The DJIA closed below 10000 for the first time in 2004 in the second week of May, as strong job growth during April raised expectations of a rate increase by the Federal Reserve. The downward trend in stocks prevailed through most of May, on concerns about higher oil prices, violence in the Middle East and higher interest rates. Stocks rebounded in late-May, primarily on the basis of higher corporate earnings and lower oil prices. Strong employment data for May combined with lower oil prices and favorable inflation data provided for a positive trend in the broader market through mid-June. Stocks traded in a narrow range through the end of the second quarter, as investors awaited the outcome of the Federal Reserve meeting at the end of June.

Rising oil prices and profit warnings from some technology companies caused major stock indices to fall at the start of the third quarter of 2004. Stocks continued to trend lower through most of July, as a slow down in the economic expansion raised concerns about future earnings growth. Strong consumer confidence numbers for July reversed the downward in stocks during the last week of July, with the DJIA closing up for the week for the first time since mid-June. The recovery in the stock market was short-lived, as record high oil prices, weak retail sales for July and weaker than expected job growth for July pulled stocks lower in early-August. A positive economic outlook by the Federal Reserve and bargain hunting supported gains in the stock market during mid-August, as the DJIA moved back above the 10000 barrier. As an indication of the general trends in the nation’s stock markets over the past year, as of September 3, 2004, the DJIA closed at 10260.2, an increase of 8.0% from one year ago and a decline of 1.9% year-to-date. As of September 3, 2004 the NASDAQ closed at 1844.5, a decrease of 0.7% from one year ago and decline of 7.9% year-to-date. The Standard & Poors 500 Index closed at 1113.6 on September 3, 2004, an increase of 9.3% from a year ago and a decline of 0.1% year-to-date.

The market for thrift stocks has been mixed as well during the past 12 months, but, in general, thrift issues have paralleled trends in the broader market. Higher mortgage rates and strength in technology stocks pushed thrift stocks lower in early-August 2003, as investors

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rotated into sectors that were expected to benefit from an economic recovery. After edging higher in mid-August, thrift stocks eased lower at the end of August on expectations that interest rates would continue to move higher as the economic recovery gained momentum. Merger activity and acquisition speculation in the thrift sector provided a boost to thrift prices in early-September. After easing lower into mid-September on data that showed a slow down in refinancing activity, thrift stocks strengthened following the Federal Reserve’s decision to leave interest rates unchanged at its mid-September meeting.

After following the broader stock market lower as the close of the third quarter approached, thrift issues posted solid gains at the beginning of the fourth quarter of 2003. A rally in the broader stock market and acquisition activity were noteworthy factors that supported the positive trend in thrift stocks. Following a two week run-up, thrift stocks declined in mid-October on profit taking and a pullback in the broader market. Merger activity, most notably Bank America’s announced acquisition of FleetBoston Financial Corp., along with strength in the broader market, provided for gains in the thrift sector during late-October. The positive trend in thrift stocks carried into early-November, reflecting expectations of improving net interest margins and more consolidation of thrifts. Thrifts stocks eased lower in mid-November in conjunction with the decline in the broader market. In late-November and early-December 2003, thrift stocks followed the broader market higher and then stabilized at the close of the fourth quarter.

After trading in a narrow range at the beginning of 2004, thrift issues trended higher in late-January and the first half of February. The positive trend was supported by further consolidation in the thrift sector, including GreenPoint Financial’s agreement to sell to North Fork Bancorp, as well as generally favorable fourth quarter earnings. Indications that interest rates would continue to remain low provided further support to thrift prices. Thrift stocks followed the broader market lower in mid-February, before recovering in late-February following a dip in long term Treasury yields. Thrift issues generally experienced some selling pressure during the first half of March, reflecting profit taking and weakness in the broader stock market. Higher interest rates and weakness in the broader market pressured thrift issues lower in late-March, which was followed by an upward move in thrift prices at the close of the first quarter.

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Thrifts stocks generally traded lower at the start of the second quarter of 2004, as a strong employment report for March pushed interest rates higher. Higher interest rates and inflation worries pressured interest rate sensitive issues lower through most of April, with the sell-off sharpening in early-May following another strong employment report for April. Thrift stocks recovered modestly in mid-May as the yield on 10-year Treasury note declined slightly. Acquisition speculation involving the sale of Washington Mutual lifted the thrift sector in late-May. Thrift stocks generally retreated during the first half of June, as the yield on the 10-year Treasury note moved to a two-year high on inflation concerns. Following the sharp sell-off, thrift stocks rebounded as a moderate increase in core consumer prices during may and comments by the Federal Reserve Chairman that inflation did not seem likely to be a serious problem eased fears of a sharp rise in inflation. Acquisition activity helped to boost thrift stocks in late-June, but the upward trend was abruptly reversed at the end of June as a significant decline in Washington Mutual’s 2004 earnings guidance pulled the broader thrift sector lower.

Thrift stocks responded favorably to the 25 basis point rate increase implemented by the Federal Reserve at the close of the 2004 second quarter, as the Federal Reserve indicated that it would continue to raise the federal funds rate 25 basis points at a time. June employment data which showed weaker than expected job growth also provided support to thrift stocks in early-July. For most of July there was little movement in thrift stocks, as second quarter earnings were generally in line with expectations. A rally in the broader market in late-July provided a boost to thrift stocks as well. Thrift issues traded down with the rest of the market in early-August, although losses in the thrift sector were mild compared to the sell-off experienced in the boarder market as weaker than expected job growth for July pushed interest rates lower. Improved inflation data, lower interest rates and a rally in the broader stock market combined to push the thrift sector in mid-August. On September 3, 2004, the SNL Index for all publicly-traded thrifts closed at 1,493.5, an increase of 12.4% from one year ago and an increase of 0.8% year-to-date. The SNL MHC Index closed at 2,695.0 on September 3, 2004, an increase of 25.1% from one year ago and an increase of 1.2% year-to-date.

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B.	The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Bank’s pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Thrift offerings completed in 2004 have generally been well received, with most offerings being oversubscribed and trading higher in initial trading activity. However, reflecting the general pull back in thrift stocks, four of the five recent offerings shown in Table 4.2 were not oversubscribed and the two second-step conversion offerings traded below their IPO prices in initial trading activity. As shown in Table 4.2, one standard conversion, two second-step conversions and two mutual holding company offerings were completed during the past three months. The mutual holding company offerings are considered to be more relevant for purposes of our analysis. Both of the mutual holding company offerings were closed within their respective valuation ranges. On a fully-converted basis, the average closing pro forma price/tangible book ratio of the recent MHC offerings equaled 78.7%. On average, the two recent MHC offerings reflected price appreciation of 11.3% after the first week of trading and price appreciation of 15.6% after one month of trading. However, one of the recent mutual holding company offerings, Monadnock Community Bancorp, was trading below its IPO price after the first month of trading.

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Shown in Table 4.3 are the current pricing ratios of Partner Trust Financial Group, which is the only NASDAQ or Exchange listed fully-converted offering that has been completed within the past three months. Partners Trust’s closing market price of $9.95 on September 3, 2004 represented a 0.5% decrease from its IPO price.

C.	The Acquisition Market

Also considered in the valuation was the potential impact on Georgetown’s stock price of recently completed and pending acquisitions of other savings institutions operating in Massachusetts. As shown in Exhibit IV-4, there were 10 Massachusetts thrift acquisitions completed from 2003 through year-to-date 2004, and there are currently two pending acquisitions of a Massachusetts savings institution. To the extent that speculation of a re-mutualization may impact the Bank’s valuation, we have largely taken this into account in selecting companies which operate in the MHC form of ownership. Accordingly, the Peer Group companies are considered to be subject to the same type of acquisition speculation that may influence Georgetown’s trading price.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for MHC shares and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that no adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8.	Management

Georgetown’s management team appears to have experience and expertise in all of the key areas of the Bank’s operations. Exhibit IV-5 provides summary resumes of Georgetown’s Board of Directors and senior management. The financial characteristics of the Bank suggest that the Board and senior management have been effective in implementing an operating strategy that can be well managed by the Bank’s present organizational structure. The Bank currently does not have any senior management positions that are vacant.

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Similarly, the returns, capital positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9.	Effect of Government Regulation and Regulatory Reform

In summary, as a federally-insured savings bank operating in the MHC form of ownership, the Bank will operate in substantially the same regulatory environment as the Peer Group members — all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank’s pro forma regulatory capital ratios. The one difference noted between Georgetown and the one Peer Group Bank that operates as an FDIC regulated institutions was in the area of regulatory policy regarding dividend waivers (see the discussion above for “Dividends”). Since this factor was already accounted for in the “Dividends” section of this appraisal, no further adjustment has been applied for the effect of government regulation and regulatory reform.

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Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Bank’s pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Table 4.4

Valuation Adjustments

Georgetown Savings Bank

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Slight Downward
Asset Growth	Slight Upward
Primary Market Area	Slight Upward
Dividends	Slight Downward
Liquidity of the Shares	Slight Downward
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Basis of Valuation - Fully-Converted Pricing Ratios

As indicated in Chapter III, the valuation analysis included in this section places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a “fully-converted” basis. We believe there are a number of characteristics of MHC shares that make them different from the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) no opportunity for public shareholders to exercise voting control; (3) the potential pro forma impact of second-step conversions on the pricing of MHC institutions; (4) the regulatory policies regarding the dividend waiver policy by MHC institutions; and (5) the middle-tier structure maintained by most MHCs facilitates the ability for stock repurchases. The above characteristics of MHC shares have provided MHC shares with different trading characteristics versus fully-converted companies. To account for the unique trading characteristics of MHC shares, RP Financial has placed the financial data and pricing ratios of the Peer Group on a fully-converted basis to make them comparable for valuation purposes. Using the per share and pricing information of the Peer Group on a fully-converted basis accomplishes a number of objectives. First, such figures eliminate distortions that result when trying to compare institutions that have different public ownership interests outstanding. Secondly, such an analysis provides ratios that are comparable to the pricing information of fully-converted public companies, and more importantly, are directly applicable to determining

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the pro forma market value range of the 100% ownership interest in Georgetown as an MHC. Lastly, such an analysis allows for consideration of the potential dilutive impact of dividend waiver policies adopted by the Federal agencies. This technique is validated by the investment community’s evaluation of MHC pricing, which also incorporates the pro forma impact of a second-step conversion based on the current market price.

To calculate the fully-converted pricing information for MHCs, the reported financial information for the public MHCs must incorporate the following assumptions, based on completed second-step conversions to date: (1) all shares owned by the MHC are assumed to be sold at the current trading price in a second step-conversion; (2) the gross proceeds from such a sale were adjusted to reflect reasonable offering expenses and standard stock based benefit plan parameters that would be factored into a second-step conversion of MHC institutions; (3) net proceeds are assumed to be reinvested at market rates on a tax effected basis; and (4) the public ownership interest is adjusted to reflect the pro forma impact of the waived dividends pursuant to applicable regulatory policy. Book value per share and earnings per share figures for the public MHCs were adjusted by the impact of the assumed second step-conversion, resulting in an estimation of book value per share and earnings per share figures on a fully-converted basis. Table 4.5 on the following page shows the calculation of per share financial data (fully-converted basis) for each of the ten public MHC institutions that form the Peer Group.

Valuation Approaches: Fully-Converted Basis

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing Georgetown’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in Georgetown’s prospectus for reinvestment rate, effective tax rate and stock benefit plan assumptions (summarized in Exhibits IV-7 and IV-8). Pursuant to the minority stock offering, we have also incorporated the valuation parameters disclosed in Georgetown’s prospectus for offering expenses. The assumptions utilized in the pro forma

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analysis in calculating the Bank’s full conversion value were consistent with the assumptions utilized for the minority stock offering, except expenses were assumed to equal the fixed expenses of the minority stock offering, plus the fee paid to the marketing agent on a percentage basis of stock sold in the offering.

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, recent conversions and MHC offerings.

RP Financial’s valuation placed an emphasis on the following:

•	P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Bank’s and the Peer Group’s earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma fully-converted basis for the Bank as well as for the Peer Group; and (2) the Peer Group on average has had the opportunity to realize the benefit of reinvesting the minority offering proceeds, we also gave weight to the other valuation approaches.

•	P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or “P/TB”), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

•	P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community’s willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Bank will adopt Statement of Position (“SOP”) 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly

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since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of September 3, 2004, the pro forma market value of Georgetown’s full conversion offering equaled $18,000,000 at the midpoint, equal to 1,800,000 shares at $10.00 per share.

1. Price-to-Earnings (“P/E”). The application of the P/E valuation method requires calculating the Bank’s pro forma market value by applying a valuation P/E multiple (fully-converted basis) to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Bank’s reported earnings equaled $256,000 for the 12 months ended June 30, 2004. In deriving Georgetown’s core earnings, the only adjustment made to reported earnings was to eliminate losses of $10,000 incurred on the sale of securities. As shown below, on a tax effected basis, reflecting the marginal tax rate of 35%, the Bank’s core earnings were determined to equal $263,000 for the 12 months ended June 30, 2004. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

Table 4.6

Derivation of Core Earnings

Georgetown Savings Bank

Amount
($000)
Net income	$256
Plus: Loss on Sale of Securities(1)	7

Core earnings estimate	$263

(1)	Tax effected at 35%.

Based on Georgetown’s reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Bank’s pro forma reported and

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core P/E multiples (fully-converted basis) at the $18.0 million midpoint value equaled 58.78 times and 57.46 times, respectively, which provided for premiums of 81.9% and 66.4% relative to the Peer Group’s average reported and core P/E multiples (fully-converted basis) of 32.31 times and 34.54 times, respectively (see Table 4.7). The implied premiums reflected in the Bank’s pro forma P/E multiples take into consideration the Bank’s pro forma P/B and P/A ratios, and expected balance sheet and earnings growth on a post-offering basis. It also should be noted that in assessing the relative premiums indicated for the Bank’s P/E multiples, the P/E multiples for the Peer Group excluded multiples above 60 times and are shown as “NM” in Table 4.7. At the supermaximum value of $23.8 million, the Bank’s pro forma reported and core P/E multiples (fully-converted basis) equaled 73.33 times and 71.79 times, respectively, which provided for premiums of 127.0% and 107.9% relative to the Peer Group’s average reported and core P/E multiples (fully-converted basis).

2. Price-to-Book (“P/B”). The application of the P/B valuation method requires calculating the Bank’s pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group’s P/B ratio (fully-converted basis), to Georgetown’s pro forma book value (fully-converted basis). Based on the $18.0 million midpoint valuation, Georgetown’s pro forma P/B and P/TB ratios equaled 77.42%. In comparison to the average P/B and P/TB ratios for the Peer Group of 100.06% and 104.02%, the Bank’s ratios reflected a discount of 22.6% on a P/B basis and a discount of 25.6% on a P/TB basis. RP Financial considered the discounts under the P/B approach to be reasonable in light of the Bank’s resulting P/E multiples, higher level of pro forma capitalization and lower return on equity. At the supermaximum value of $23.8 million, the Bank’s pro forma P/B and P/TB ratios equaled 84.10%. In comparison to the average P/B and P/TB ratios for the Peer Group of 100.06% and 104.02%, the Bank’s ratios reflect a discount of 16.0% on a P/B basis and a discount of 19.2% on a P/TB basis.

3. Price-to-Assets (“P/A”). The P/A valuation methodology determines market value by applying a valuation P/A ratio (fully-converted basis) to the Bank’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, Georgetown’s full

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conversion value equaled 12.85% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio (fully-converted basis) of 22.51%, which implies a discount of 42.9% has been applied to the Bank’s pro forma P/A ratio (fully-converted basis). At the supermaximum of the valuation range, Georgetown’s full conversion value equaled 16.41% of pro forma assets, which implies a discount of 27.10% from the Peer Group’s fully-converted P/A ratio of 22.51%.

Comparison to Recent Offerings

As indicated at the beginning of this chapter, RP Financial’s analysis of recent conversion and MHC offering pricing characteristics at closing and in the aftermarket has been limited to a “technical” analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The two recently completed MHC offerings closed at a price/tangible book ratio of 78.7% (fully-converted basis) and, on average, appreciated 11.3% during the first week of trading. In comparison, the Bank’s P/TB ratio of 77.4% at the midpoint value reflects an implied discount of 1.6% relative to the average closing P/TB ratio of the recent MHC offerings. At the top of the super range, the Bank’s P/TB ratio of 84.1% reflected an implied premium of 6.9% relative to the average closing P/TB ratio of the recent MHC offerings. Of the two recent MHC offerings, only First Federal Financial Services is traded on NASDAQ. Based on First Federal’s current P/TB ratio of 85.4% (fully-converted basis), the Bank’s P/TB ratio at the midpoint reflects an implied discount of 9.3% and at the top of the super range reflects an implied discount of 1.5%.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of September 3, 2004, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, both shares issued publicly as well as to the MHC, equaled $18,000,000 at the midpoint, equal to 1,800,000 shares offered at a per share value of $10.00. Pursuant to

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conversion guidelines, the 15% offering range indicates a minimum value of $15.3 million and a maximum value of $20.7 million. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 1,530,000 at the minimum and 2,070,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $23.8 million without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 2,380,500. The Board of Directors has established a public offering range such that the public ownership of the Bank will constitute a 45% ownership interest. Accordingly, the offering to the public of the minority stock will equal $6,885,000 at the minimum, $8,100,000 at the midpoint, $9,315,000 at the maximum and $10,712,250 at the supermaximum of the valuation range. The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 4.7 and are detailed in Exhibit IV-7 and Exhibit IV-8; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 4.8 and are detailed in Exhibits IV-10 and IV-11.